NIKI FANG	December 21, 2017	EMAIL NFANG@FENWICK.COM DIRECT DIAL (650) 335-7252

VIA EDGAR

File Desk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonos, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted December 21, 2017
CIK No. 000-1314727

Ladies and Gentlemen:

On behalf of Sonos, Inc. (the “Company”), we are transmitting, via EDGAR, for confidential submission pursuant to the Securities Act of 1933, as amended, a Draft Registration Statement on Form S-1 relating to the proposed initial public offering of the Company’s shares of common stock. The Company hereby confirms that it will publicly file its registration statement and nonpublic draft submissions at least fifteen days prior to any road show or, in the absence of a road show, at least fifteen days prior to the requested effective date of the registration date.

Should you have any questions regarding this filing, please do not hesitate to contact me at (650) 335-7252 or, in my absence, William L. Hughes at (415) 875-2479.

Sincerely,

/s/ Niki Fang

Niki Fang

cc:	Craig A. Shelburne, Esq., Sonos, Inc.
Jeffrey R. Vetter, Esq., Fenwick & West LLP
William L. Hughes, Esq., Fenwick & West LLP